SECURITIES AND EXCHANGE COMMISSION

                     WASHINGTON, D.C.

                       FORM U-33-S

            ANNUAL REPORT CONCERNING FOREIGN
                   UTILITY COMPANIES

           Filed Under Section 33 (e) of the
       Public Utility Holding Company Act of 1935,
         as amended, for the fiscal year ended
                  December 31, 1998

                Filed pursuant to the
     Public Utility Holding Company Act of 1935 by

                    SEMPRA ENERGY
                   101 Ash Street
             San Diego, California  92101

    The Commission is requested to mail copies of all communications relating to this Annual Report to:

                    John R. Light
        Executive Vice President and General Counsel
                    Sempra Energy
                    101 Ash Street
             San Diego, California  92101

     Sempra Energy, a California corporation ("Sempra"), is a public utility holding company exempt from the Public Utility Holding Company Act of 1935, as amended (the "Holding Company Act"), by order of the Securities and Exchange Commission, (the "Commission") pursuant to Section 3 (a) (1) thereof. Sempra is the ultimate parent company of Southern California Gas Company ("SoCalGas") and San Diego Gas & Electric Company ("SDG&E"). SoCalGas and SDG&E are the only subsidiary companies within Sempra's holding company system that are public utility companies.

     On behalf of SoCalGas and SDG&E and pursuant to Section 33 (e) of the Holding Company Act, Sempra hereby files with the Commission this Annual Report concerning Foreign Utility Companies on Form U-33-S for the fiscal year ended December, 31, 1998.

     All terms used in this Annual Report shall have the same meanings as in the Holding company Act and the rules and regulations thereunder.

Item 1 - Identification of Foreign Utility Companies.

     A.	Sempra indirectly holds interests in Camuzzi Gas
Pampeana S.A. ("Pampeana") and Camuzzi Gas del Sur S.A.
("Sur"), foreign utility companies having respective business addresses as follows:

     Camuzzi Gas Pampeana S.A.
     Av. Alicia Moreau de Justo 240 (formerly Av. Davila)
        Dique 2
     (1107) Capital Federal, Argentina

     Camuzzi Gas del Sur S.A.
     Av. Alicia Moreau de Justo 240 (formerly Av. Davila)
        Dique 2
     (1107) Capital Federal, Argentina

     Sempra's interests in Pampeana and Sur are held through Sempra Energy International (Espana) S. L., an indirect wholly-owned subsidiary of Sempra. It owns approximately 21.5% of the outstanding common stock of each of Sodigas Pampeana S.A. and Sodigas Sur S.A. which, in turn, respectively own approximately 70% of the outstanding common stock of Pampeana and 90% of the outstanding common stock of Sur. The direct and other indirect subsidiaries (none of which is a public utility company) of Sempra through which such interests are held are indicated on Exhibit A to this Annual Report.

     Pampeana and Sur hold exclusive licenses from the Argentine Government to distribute natural gas in each of two contiguous regions of Argentina. Neither company derives any part of its income, directly or indirectly, from the generation, transmission, or distribution of electric energy for sale or the distribution of natural or manufactured gas for heat, light or power within the United States of America, and neither company nor any of its subsidiary companies is a public utility company operating in the United States of America.

     Pampeana derives most of its income from the distribution at retail of natural or manufactured gas to industrial, commercial and residential customers within the Provinces of La Pampa and Buenos Aires (including certain portions of the metropolitan region of the city of Buenos
Aires) in the Republic of Argentina. This region includes the cities of La Plata, Mar del Plata and Bahia Blanca.

     Sur derives most of its income from the distribution at retail of natural or manufactured gas to industrial, commercial and residential customers within the Province of Neuquen, Rio Negro, Chubut, Santa Cruz and Tierra del Fuego in the Republic of Argentina.

     The respective facilities used by Pampeana and Sur for the distribution at retail of natural or manufactured gas consist of transportation and distribution lines, meters, pumps, valves and pressure and flow controllers.

     B. Sempra indirectly holds a 60% interest in Distribuidora de Gas Natural de Mexicali, S. de R.L. de C.V
("DGN Mexicali"), a foreign utility company having its business address as follows:

     Distribuidora de Gas Natural de Mexicali, S. de R.L. de
        C.V.
     Blvd. Venustiano Cerranza #200
     Colonia Pluterco Elias Calles
     Mexicali, Baja California
     Mexico

     Sempra's interest in DGN Mexicali is held through Sempra Energy Mexico, S.A. de C.V. and Pacific Enterprises International Mexico I, each of which is an indirect subsidiary of Sempra and owns a 30% interest in DGN Mexicali. The direct and other indirect subsidiaries (none of which is a public utility company) of Sempra through which such interests are held are indicated on Exhibit A to this Annual Report.

     DGN Mexicali holds a license from the Mexican government to build and operate a natural gas distribution system in Mexicali, Baja California. The system began distributing natural gas (primarily to commercial customers) in August 1997, and is being expanded to serve approximately 25,000 businesses and households. DGN Mexicali does not derive any part of its income, directly, or indirectly, from the generation, transmission or distribution of electric energy for sale or the distribution of natural or manufactured gas for heat, light or power within the United States of America, and neither it nor any of its subsidiaries is a public utility company operating in the United States. DGN distributes natural gas to its customers via its pipeline facilities which include high pressure steel pipelines and regulator stations, polyethylene distribution mains and service lines. Consumption is metered at each point of use at residential, commercial, and industrial sites.

     C.	Sempra indirectly holds a 95% interest in DGN de
Chihuahua, S. de R.L. de C.V. ("DGN Chihuahua"), a foreign utility company having its business address as follows:

     DGN de Chihuahua, S. de R.L. de C.V.
     Avenida Zarco 2605
     Colonia Zarco, C.P.  31020
     Chihuahua, Chihuahua
     Mexico

     Sempra's interest in DGN Chihuahua is held through Sempra Energy Mexico, S.A. de C.V. and Pacific Enterprises International Mexico I, each of which is an indirect subsidiary of Sempra and owns a 47.5% interest in DGN Chihuahua. The direct and other indirect subsidiaries (none of which is a public utility company) of Sempra through which such interests are held are indicated on Exhibit A to this Annual Report.

     DGN Chihuahua holds a license from the Mexican government to build and operate a natural gas distribution system in Chihuahua, a city of approximately 630,000 people in northern Mexico. DGN Chihuahua began construction on the distribution system in late 1997. DGN Chihuahua also assumed control of an existing gas pipeline serving 24 industrial customers. DGN Chihuahua does not derive any part of its income, directly, or indirectly, from the generation, transmission or distribution of electric energy for sale or the distribution of natural or manufactured gas for heat, light or power within the United States of America, and neither it nor any of its subsidiaries is a public utility company operating in the United States. DGN distributes natural gas to its customers via its pipeline facilities which include high pressure steel pipelines and regulator stations, polyethylene distribution mains and service lines. Consumption is metered at each point of use at residential, commercial, and industrial sites.

Item 2 - Debt and other Financial Obligations.

     Neither Sempra nor any of its system companies is subject to recourse for any debt or other financial obligation (through direct or indirect guarantees or otherwise) of Pampeana or Sur, DGN Mexicali or DGN Chihuahua.

Item 3 - Service, Sales and Construction Contracts.

     Pursuant to a management fee agreement with Pampeana and Sur, during 1998 Sempra received compensation for certain management services in the amount of $1,020,688. In addition, Pampeana and Sur have accrued but unpaid obligations to Sempra in the amount of $167,678 in respect of 1998 management services.

     DGN Mexicali and DGN Chihuahua have each entered into contracts with subsidiaries of Sempra to provide project management, engineering supervision and contract administration of construction of their respective pipeline systems. The amount of compensation to be paid under the contracts equals the actual labor rates paid to employees of the Sempra contracting subsidiaries together with an amount to cover direct and indirect overhead costs. For 1998, the total amounts invoiced to DGN Mexicali and DGN Chihuahua for these services were $692,168 and $770,533, respectively.

     In addition, during 1998 DGN Mexicali and DGN Chihuahua purchased materials from SoCalGas. The amounts charged by SoCalGas to DGN Mexicali and DGN Chihuahua were $1,607,319 and $1,653,765, respectively, which amounts are comprised of the actual cost of the materials purchased plus approximately 6% of such costs to cover overhead costs.

Exhibit A

     Attached as Exhibit A to this Annual Report is an organizational chart showing the relationship of Pampeana, Sur, DGN Mexicali and DGN Chihuahua to Sempra and its system public utility companies.

Signature

     The undersigned company has duly caused this Annual Report to be signed on its behalf by the undersigned thereunto duly authorized pursuant to the requirements of the Public Utility Holding Company Act of 1935. The signature of the undersigned company shall be deemed to relate only to matters having reference to such company or its subsidiaries

April 28, 1999                    SEMPRA ENERGY

                                  By:   /s/ JOHN R. LIGHT
                                  --------------------------
                                     John R. Light,
                                     Executive Vice President
                                     and General Counsel